

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2012

<u>Via E-mail</u>
Patrick Avery
Chief Executive Officer
Prospect Global Resources Inc.
1621 18th Street
Suite 260
Denver, CO 80202

      Re: Prospect Global Resources Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed March 22, 2012
             File No. 000-54438

Dear Mr. Avery:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that two of your proposals seek shareholder approval to amend the Amended and Restated Articles of Incorporation. As an annex to your proxy statement, please include a draft version of your Amended and Restated Articles of Incorporation reflecting shareholder approval of these two proposals.

<u>Proposal 2: Approval of Amendment to Amended and Restated Articles of Incorporation Increasing Authorized Shares of Common Stock by 200,000,000, page 8</u>

2. Please note that you may omit a description of your common stock except for a statement of the preemptive rights. Please revise your proxy statement to provide this information. Refer to Item 11(b) of Schedule 14A.

Patrick Avery
Prospect Global Resources Inc.
April 19, 2012
Page 2

Proposal 3: Approval of Amendment to Amended and Restated Articles of Incorporation
Increasing Authorized Shares of Preferred Stock by 90,000,000, page 9

3. We note that the proposed increase in the number of shares of preferred stock could have
    dilutive effects. Please describe the effects of this increase in more detail, including any
    anti-takeover effects. Refer to Item 19 of Schedule 14A and Release No. 34-15230 (Oct.
    13, 1978).

Proposal 4: Approval of Issuance of Common Stock or Securities Convertible into Common
Stock in Excess of 20% of Our Outstanding Shares at Prices Below Reported Trading Prices,
page 10

4. We note that your common stock does not currently trade on a national exchange that
    requires shareholder approval of securities issuances in excess of 20% of your
    outstanding shares at a price below market value and that you have no current definitive
    plans, arrangements, commitments or understandings to issue shares under this proposal.
    In this regard, please revise your proxy statement to discuss in detail your basis for
    believing that this proposal is permissible and enforceable under existing state and federal
    laws. Please also explain how this proposal would be implemented in practice. Finally,
    please discuss in detail the factors the board considered in deciding to introduce this
    proposal.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Jeffrey M. Knetsch (via e-mail)
        Brownstein Hyatt Farber Schreck, LLP